UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number: 001-42027
mF International Limited
2308, 23/F, The Center, 99 Queen's Road Central,
Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
mF International Limited, a British Virgin Islands company (the “Company”), is furnishing its unaudited condensed consolidated financial statements and notes for the six months ended June 30, 2026 and 2025. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026 is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: September 10, 2026	By:	/s/ Dawei Yuan
	Name:	Dawei Yuan
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements and Notes of mF International Limited for the Six Months Ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Exhibit 99-1
mF INTERNATIONAL LIMITED AND SUBSIDIARIES

mF International Limited and Subsidiaries
Condensed Consolidated Balance Sheets
As of December 31, 2025 and June 30, 2026

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash	223,408,053	227,605,477	29,023,907
Accounts receivable, net	224,396	90,268	11,512
Prepaid expenses, deposits and other current assets	6,441,665	564,981	72,044
Stable coins	254,646,365	55,793,319	7,114,680
Digital assets	3,408,761,206	1,446,011,653	184,393,223
Digital assets – restricted	140,283,000	-	-
Marketable securities	-	158,360,465	20,193,887
Total current assets	4,033,764,685	1,888,426,163	240,809,253

Non-current assets
Property and equipment, net	286,725	260,896	33,269
Intangible assets, net	53,381	43,083	5,494
Operating lease right-of-use assets	4,363,374	3,013,411	384,266
Prepaid expenses and deposits, non-current	233,588	237,111	30,236
Total non-current assets	4,937,068	3,554,501	453,265

Total assets	4,038,701,753	1,891,980,664	241,262,518

Liabilities and Shareholders’ Equity
Current liabilities
Accrued expenses and other payables	4,997,339	2,884,850	367,872
Bank borrowings, current	1,444,983	314,090	40,052
Contract liabilities, current	8,761,074	1,573,049	200,593
Derivative liabilities	6,637,020	-	-
Operating lease liabilities, current	123,249	-	-
Operating lease liabilities - related party, current	2,484,415	2,547,176	324,812
Income tax payable	99,757	115,385	14,714
Total current liabilities	24,547,837	7,434,550	948,043

Non-current liabilities
Operating lease liabilities- related party, non-current	1,755,710	466,235	59,454
Deferred tax liabilities, net	27,957	21,621	2,757
Total non-current liabilities	1,783,667	487,856	62,211

Total liabilities	26,331,504	7,922,406	1,010,254

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Class A and Class B Ordinary Shares, authorized to issue an Unlimited number of ordinary shares of no par value, 50,176,485 (Class A , 49,045,623, and Class B, 1,130,862) shares issued and outstanding as of December 31, 2025 and June 30, 2026	3,900	3,900	500
Additional paid-in capital	3,944,597,271	3,944,597,271	503,009,089
Retained earnings (accumulated deficit)	68,312,257	(2,060,657,862)	(262,771,979)
Accumulated other comprehensive (loss) income	(543,179)	114,949	14,654
Total shareholders’ equity	4,012,370,249	1,884,058,258	240,252,264

Total liabilities and shareholders’ equity	4,038,701,753	1,891,980,664	241,262,518

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

mF International Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
For the Six Months Ended June 30, 2025 and 2026

	For the six months ended June 30,
	2025	2026	2026
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	15,069,401	11,999,533	1,530,162
Cost of revenue	9,712,918	3,172,842	404,596
Gross profit	5,356,483	8,826,691	1,125,566

Operating expenses
Selling and marketing expense	3,206,886	2,549,046	325,050
Research and development expense	20,911	-	-
General and administrative expense	16,198,821	32,320,418	4,121,451
Total operating expenses	19,426,618	34,869,464	4,446,501

Loss from operations	(14,070,135)	(26,042,773)	(3,320,935)

Investment gain (losses), net
Option premium income	-	8,139,300	1,037,911
Realized gain on disposal of digital assets	-	214,867	27,400
Investment income from stable coins and digital assets	-	5,188,573	661,639
Change in fair value of derivative liabilities	-	2,158,422	275,239
Change in fair value of stable coins, digital assets and digital assets – restricted	-	(2,124,820,727)	(270,953,931)
Change in fair value of marketable securities	-	1,616,700	206,159
Others	-	(92,802)	(11,834)
Total investment gain (losses), net	-	(2,107,595,667)	(268,757,417)

Other income
Other income , net	5,520	1,407,185	179,442
Interest income, net	157,295	3,270,428	417,040
Total other income, net	162,815	4,677,613	596,482

Loss before income taxes	(13,907,320)	(2,128,960,827)	(271,481,870)
Income tax (benefit) expense	(211,956)	9,292	1,185
Net loss	(13,695,364)	(2,128,970,119)	(271,483,055)

Other comprehensive loss
Foreign currency translation adjustment	12,789	658,128	83,922
Comprehensive loss	(13,682,575)	(2,128,311,991)	(271,399,133)

Weighted average Class A Ordinary Shares outstanding – basic	525,597	49,045,623	49,045,623
Weighted average Class B Ordinary Shares outstanding – basic	1,130,862	1,130,862	1,130,862
Total weighted average Class A and B shares outstanding – basic	1,656,459	50,176,485	50,176,485

Weighted average Class A Ordinary Shares outstanding – diluted	525,597	49,045,623	49,045,623
Weighted average Class B Ordinary Shares outstanding – diluted	1,130,862	1,130,862	1,130,862
Total weighted average Class A and B shares outstanding – diluted*	1,656,459	50,176,485	50,176,485

Loss per Class A Ordinary Share – basic	(8.27)	(42.43)	(5.41)
Loss per Class B Ordinary Share – basic	(8.27)	(42.43)	(5.41)

Loss per Class A Ordinary Share – diluted*	(8.27)	(42.43)	(5.41)
Loss per Class B Ordinary Share – diluted*	(8.27)	(42.43)	(5.41)
*Giving retroactive effect to the 8 to 1 share consolidation effected on July 10, 2025. See Note 18 for additional information.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

mF International Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended June 30, 2025 and 2026

	For the six months ended June 30, 2025
	Class A and Class B Ordinary Shares*		Additional Paid-in	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Total
		HK$	HK$	HK$	HK$	HK$
Balance as of December 31, 2024 (Audited)	1,656,485	3,900	46,418,547	(10,432,447)	(77,428)	35,912,572

Net loss	-	-	-	(13,695,364)	-	(13,695,364)

Foreign currency translation adjustments	-	-	-	-	12,789	12,789

Balance as of June 30, 2025 (Unaudited)	1,656,485	3,900	46,418,547	(24,127,811)	(64,639)	22,229,997

	For the six months ended June 30, 2026
	Class A and Class B Ordinary Shares		Additional Paid-in	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Total
		HK$	HK$	HK$	HK$	HK$
Balance as of December 31, 2025 (Audited)	50,176,485	3,900	3,944,597,271	68,312,257	(543,179)	4,012,370,249

Net loss	-	-	-	(2,128,970,119)	-	(2,128,970,119)

Foreign currency translation adjustments	-	-	-	-	658,128	658,128

Balance as of June 30, 2026 (Unaudited)	50,176,485	3,900	3,944,597,271	(2,060,657,862)	114,949	1,884,058,258

		US$	US$	US$	US$	US$
Balance as of June 30, 2026 (Unaudited)	50,176,485	500	503,009,089	(262,771,979)	14,654	240,252,264
*Giving retroactive effect to the 8 to 1 share consolidation effected on July 10, 2025. See Note 18 for additional information.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

mF International Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2025 and 2026

	For the six months ended June 30,
	2025	2026	2026
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(13,695,364)	(2,128,970,119)	(271,483,055)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	129,135	165,506	21,105
Amortization of intangible assets	3,055,900	11,654	1,486
Amortization of right-of-use assets and interest of lease liabilities	742,500	1,226,713	156,429
Recovery for credit losses	(1,552)	(1,998)	(255)
Option premium income	-	(8,139,300)	(1,037,911)
Realized gain on disposal of digital assets	-	(214,867)	(27,400)
Investment income from stable coins and digital assets	-	(5,188,573)	(661,639)
Change in fair value of marketable securities	-	(1,616,700)	(206,159)
Change in fair value of derivative liabilities	-	(2,158,422)	(275,239)
Change in fair value of stable coins, digital assets and digital assets – restricted	-	2,124,820,727	270,953,931
Others	-	22,481	2,867
Deferred tax benefit	(211,956)	(6,336)	(808)

Changes in operating assets and liabilities:
Accounts receivable	751,009	136,127	17,359
Prepaid expenses	5,224,104	4,842,568	617,517
Deposits and other current assets	(219,040)	1,030,593	131,420
Accrued expenses and other payables	(1,292,929)	(2,112,489)	(269,382)
Contract liabilities	3,628,989	(7,188,025)	(916,604)
Tax payable	-	15,628	1,993
Operating lease liabilities	(742,500)	-	-
Operating lease liabilities - related party	-	(1,226,713)	(156,429)
Net cash used in operating activities	(2,631,704)	(24,551,545)	(3,130,774)

Cash flows from investing activities:
Purchase of property and equipment	(31,020)	(139,677)	(17,812)
Costs to obtain and develop software	(1,838,298)	(1,356)	(173)
Purchase of marketable securities	-	(156,743,765)	(19,987,728)
Proceeds from disposal of stable coins	-	186,107,312	23,732,123
Acquisition of digital assets	-	(234,000,780)	(29,839,426)
Proceeds from disposal of digital assets	-	234,000,000	29,839,327
Net cash (used in) provided by investing activities	(1,869,318)	29,221,734	3,726,311

Cash flows from financing activities:
Repayment of bank borrowings	(1,988,392)	(1,130,893)	(144,210)
Repayment to a related party	(306,110)	-	-
Net cash used in financing activities	(2,294,502)	(1,130,893)	(144,210)

Effect of exchange rate changes on cash and restricted cash	12,789	658,128	83,922

Net change in cash and restricted cash	(6,782,735)	4,197,424	535,249

Cash and restricted cash, beginning of period	21,999,787	223,408,053	28,488,658

Cash and restricted cash, end of period	15,217,052	227,605,477	29,023,907

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash and cash equivalents	12,877,052	227,605,477	29,023,907
Restricted cash	2,340,000	-	-
Total cash and restricted cash	15,217,052	227,605,477	29,023,907

Supplemental disclosure information:
Cash paid for income tax	-	-	-
Cash paid for interest	87,367	13,280	1,693
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
1. Organization and Business Description
Organization and Nature of Operations
mF International Limited (the “Company” or “mF International”) is a limited liability company established under the laws of the British Virgin Islands on June 15, 2022. The Company is a holding company with no business operation. The Company conducts its business mainly through its subsidiaries. The Company is principally engaged in research and development and sales of financial trading solutions via internet or platform as software as a service.
As of the date of this report, the Company has direct or indirect interests in the following subsidiaries:

Name	Place and date of incorporation	Ownership	Principal activity
m-FINANCE Limited (“m-FINANCE”)	Hong Kong February 11, 2002	100% owned by the Company	Engages in development and provision of financial trading solutions.
m-FINANCE Trading Technologies Limited (“mFTT”)	Hong Kong March 21, 2013	100% owned by m-FINANCE	Engages in business of liquidity provider related services and other financial value-added services.
Omegatraders Systems Limited (“OTX “)	Hong Kong December 10, 2009	100% owned by m-FINANCE	Engages in the business of algorithm trading research & development and investment.
iBCH Inc. (formerly known as "Master Info Limited") (“iBCH”)	British Virgin Islands August 15, 2025 (iBCH is also registered as non-Hong Kong company with Hong Kong Company Registry on May 4, 2026)	100% owned by the Company	Serves as an investment holding vehicle to facilitate and manage the Company's investment activities.
CAT Strategy Limited ("CAT")	Hong Kong August 15, 2025	100% owned by the Company	Serves as the Company's operational hub, supporting role for day-to-day business such as recruitment, office leasing and other administrative operations.
Bit Bros Inc. ("BBI")	United States June 22, 2026	100% owned by the Company	Engages in in-house Bitcoin Cash (BCH) self-mining operation.
MFI Holdings Limited ("MHL")	Bermuda July 7, 2026	100% owned by the Company	Serves as an intermediate holding company of MBL to oversee and manage the corporate structure of the Company’s digital asset-denominated life insurance business.
MFI (Bermuda) Limited ("MBL")	Bermuda July 8, 2026	100% owned by MHL	Engages in the direct underwriting and issuance of life insurance products denominated in digital assets.

2. Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026 include all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for such interim periods. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for the full year of 2026. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended December 31, 2024 and 2025.
The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.
Use of Estimates and Assumptions
The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for credit losses for accounts receivable and impairment assessment for the internally developed software. Actual results could differ from those estimates.
Foreign Currency Translation
The Company uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company and its subsidiary in British Virgin Islands is United States Dollar (“US$”). For the Company’s subsidiaries in Hong Kong, the functional currency is HK$. The functional currencies are the respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.
In the unaudited condensed consolidated financial statements, the financial information of the Company and other entities located outside of the Hong Kong has been translated into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. Gains or losses resulting from foreign currency transactions are included in the accompanying unaudited condensed consolidated statements of income and comprehensive income.
Convenience Translation
Translations of amounts in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive loss, unaudited condensed consolidated statements of changes in shareholders’ equity and unaudited condensed consolidated statements of cash flows from HK$ into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8420, which was the foreign exchange rate on June 30, 2026, as published in H.10 statistical release of the United States Federal Reserve Board in its weekly release on July 6, 2026. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Marketable Securities
The marketable securities of the Company include an investment in a money market fund which is accounted for as equity securities in accordance with ASC 321, Investments – Equity Securities. This investment is classified as a current asset on the unaudited condensed consolidated balance sheets due to its high liquidity, dealing frequency and the Company’s ability and intent to access the fund within one year. Marketable securities are initially recorded at cost and subsequently remeasured at fair value at the end of each reporting period. Because these investments have a readily determinable fair value and do not qualify as cash equivalents, all changes in fair value - including unrealized gains and losses - are recognized in the unaudited condensed consolidated statements of operations during the period in which the change occurs.
Fair Value of Financial Instruments
The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.
ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1 - Quoted prices in active markets for identical assets and liabilities.
Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, amounts due from related parties, operating lease, prepaid expenses and other current assets, contract liabilities, income taxes payable, amounts due to a related party, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2025 and June 30, 2026 owing to their short-term nature or present value of the assets and liabilities.
The Company values its marketable securities, stable coins and digital assets which are invested with the third-party custodial brokerage services based on the quoted market value and the Company classifies the valuation techniques that use these inputs as Level 1 because the prices of these assets and liabilities are quoted in the active markets.
Put or Call option contracts included in derivative liabilities are not exchange-traded, direct Level 1 quoted pricing is not available. Since the option contracts are transacted directly with a third-party cryptocurrency custodian which also serves as an active cryptocurrency principal market to the Company, the fair value of the underlying assets of the option contracts, BCH, can be observable in the active cryptocurrency principal market using the mark-to-market approach. The derivative liabilities are valued using the approach driven by observable market inputs such as spot cryptocurrency rates, they are classified as Level 2 measurement.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as shown in the following table.

(Amounts expressed in HK$)	December 31, 2025
	Level 1	Level 2	Level 3	Balance at fair value
	HK$	HK$	HK$	HK$
	(Audited)	(Audited)	(Audited)	(Audited)
Assets
Stable coins	254,646,365	-	-	254,646,365
Digital assets	3,408,761,206	-	-	3,408,761,206
Digital assets - restricted	140,283,000	-	-	140,283,000
Total assets measured at fair value	3,803,690,571	-	-	3,803,690,571

Liabilities
Derivative liabilities	-	6,637,020	-	6,637,020
Total liabilities measured at fair value	-	6,637,020	-	6,637,020

	June 30, 2026
	Level 1	Level 2	Level 3	Balance at fair value
	HK$	HK$	HK$	HK$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Stable coins	55,793,319	-	-	55,793,319
Digital assets	1,446,011,653	-	-	1,446,011,653
Marketable securities	158,360,465			158,360,465
Total assets measured at fair value	1,660,165,437	-	-	1,660,165,437

(Amounts expressed in US$)	June 30, 2026
	Level 1	Level 2	Level 3	Balance at fair value
	US$	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Stable coins	7,114,680	-	-	7,114,680
Digital assets	184,393,223	-	-	184,393,223
Marketable securities	20,193,887			20,193,887
Total assets measured at fair value	211,701,790	-	-	211,701,790
The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Cash
Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation with original maturities of less than three months. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected up to HKD800,000 per account holder in each bank which is a member of the Hong Kong Deposit Protection Scheme.
Accounts Receivable
The Company carries accounts receivable at the face amounts less an allowance for estimated credit losses. The Company establishes an allowance for credit losses using the current expected credit loss model (“CECL model”) under ASC 326. Management reviews the adequacy of its allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. As of December 31, 2025 and June 30, 2026, the allowance for credit losses was HK$945,379 and HK$14,881 (US$1,897), respectively. A receivable balance is written off when deemed uncollectable, which typically means once a customer cannot be reached and there has been no payment activity on the account for over 365 days. During the six months ended June 30, 2025 and 2026, the Company wrote off HK$nil and HK$928,500, respectively.

Prepaid Expenses and Deposits
Prepaid expenses represent advance payments made to the service providers for the IT solution services and the vendors for certain prepaid services such as marketing, professional and legal fees, and insurance. Deposits include deposits paid for the rental of virtual address services for business registration and a retainer fee to the Company's investor relations' agent which are classified as current and non-current, respectively. Those deposits are refundable upon the termination of services. In September 2025, the Company relocated to a different office location and it reclassified the utility and rental security deposits for its former office facility as current assets as of December 31, 2025. The Company received such security deposits in January 2026.
Prepaid expenses and deposits are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Lease
The adoption of Topic 842 resulted in the presentation of operating lease right of use (“ROU”) assets and operating lease liabilities on the unaudited condensed consolidated balance Sheets. See Note 13 for additional information.
The lease standard provides practical expedients for an entity ongoing accounting. The Company elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend or renew the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.
The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.
At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.
The operating right-of-use assets and related operating lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets.
Operating lease right-of-use of assets
The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.
Operating lease liabilities
Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.
Lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company's assessment of option purchases, contract extensions or termination options.
Property and Equipment, net
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Computer equipment	2 years
Furniture and fixture	3 years
Office equipment	3 years
Leasehold improvements	Shorter of 5 years or the remaining lease term
Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and other comprehensive income.
The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.
Intangible Assets, net
The Company’s internally developed software is used in providing financial trading solutions services to customers and the customers access and uses the software over the internet or via a dedicated line in which an end user of the software does not take possession of the software. In accordance with ASC 350-40, internally developed software is capitalized during the application development stage. Research and development expenses related to salaries and payroll related costs for employees involved in the preliminary project stage and activities occurring after the implementation of the software are expensed as incurred. Costs incurred for software upgrades are capitalized if they result in additional functionalities or substantial enhancements. Development costs cease capitalization upon completion of all substantial testing when the software is substantially complete and ready for its intended use and are amortized on a straight-line basis over the estimated useful life, which is generally three years. Amortization of internal-use software begins when the software is ready for its intended use.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
The Company evaluates annually its intangible assets for potential impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2025 and June 30, 2026, the Company recorded an impairment of HK$14,242,561 and HK$nil, respectively.

The estimated useful lives of intangible assets are as follows:

Internally developed software	3 years
Software	3 years
Impairment of Long-Lived Assets
The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the six months ended June 30, 2025 and 2026.
Stable Coins
The Company’s stable coins primarily consist of USD Coin (“USDC”). USDC is issued by Circle Internet Financial, LLC which is pegged to one U.S. dollar. The Company recognizes and measures USDC at unit price of US$1.00.
Digital Assets
The Company's digital assets mainly consist of investments in Bitcoin (BTC), Bitcoin Cash (BCH), Binance Coin (BNB), USDT (Tether) and other insignificant digital assets such as ETH (Ethereum), OPG (Open Gradient), TRX (TRON) and USD1 (World Liberty Financial USD). The Company retains ownership of and control over its digital assets and use third-party custodial services to secure them.
Digital assets purchased are initially recorded at cost, including capitalized transaction fees, using the weighted-average method, and subsequently, remeasured at fair value based on the exchange quoted price throughout the reporting period, with changes in fair value recognized on the unaudited condensed consolidated statements of operations and comprehensive loss. Realized gains or losses are recorded upon the disposal of digital assets based upon the difference between the sale price and the carrying value of the specific digital asset sold.
The Company accounts for its digital assets as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company’s digital assets are initially recorded at cost. Subsequent to the Company’s adoption of ASU 2023-08 on January 1, 2025, digital assets are measured at fair value as of each reporting period. The Company determines the fair value of its digital assets in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on the exchanges of Coinbase Custody Trust Company, LLC ("Coinbase"), Binance Holdings Ltd. ("Binance"), Payward Inc ("Kraken") and Galaxy Trading Asia Limited (f.k.a. Galaxy Digital Trading HK Limited) ("Galaxy"), the active exchanges that the Company has determined are its principal markets for its digital assets (Level 1 inputs). Changes in fair value are recognized as incurred in "unrealized gain or loss on digital assets”, within investment gain or loss in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Digital Assets – Restricted
Digital assets – restricted represents the digital assets reserved as collateral for cryptocurrency derivative contracts. As of December 31, 2025 and June 30, 2026, the Company reserved digital assets in an amount of HK$140,283,000 and HK$nil, respectively, as a deposit for derivative contracts with a cryptocurrency counterparty (“counterparty”). The counterparty has the right to adjust the contact terms or cancel the contracts should market conditions, regulations or blockchain events occur. The counterparty also has the right to sell or transfer the restricted digital assets posted as a deposit for the duration of the derivative contract. Any changes in fair value of digital assets - restricted are determined on the period-end quoted price of one of the Company’s principal market, Galaxy, are recognized within unrealized gain or loss on digital assets on the unaudited condensed consolidated statements of operations and comprehensive loss.
Derivatives
The Company manages the risk of the price fluctuation of digital assets through derivative instruments such as covered put and covered call options on digital assets. The covered put and call options on digital assets generate option premium income and lower the effective prices. If an option expires, the Company keeps the full option premium as income.
The writer of an option bears the exposure of the market price fluctuations of the underlying assets. The fair value of unexpired written options is presented on the unaudited condensed consolidated balance sheets.
During November and December 2025, the Company entered into three commodity put option contracts and three commodity call option contracts with Galaxy Trading Asia Limited (f.k.a. Galaxy Digital Trading HK Limited) involving 60,000 BCH in aggregate. The three put option contracts expired and unexercised on December 26, 2025. As of December 31, 2025, the Company held unexpired call options in an amount of HK$6,637,020 which was recorded at fair value as derivative liabilities. The Company does not offset derivative assets and liabilities. Changes in the fair value of these option contracts are recognized as investment gain or loss on the Company’s unaudited condensed consolidated statements of operations and comprehensive loss. The covered call options expired on January 30, 2026. As a result, the Company recognized HK$3,841,500 as option premium income on January 30, 2026.
During the six months ended June 30, 2026, the Company entered into five commodity put option contracts with Galaxy Trading Asia Limited involving 50,000 BCH in aggregate with three of them entered on January 22, 2026 and expired on February 22, 2026 and another two entered on February 26, 2026 and exercised on March 27, 2026. Upon the expiration of the three put options on February 22, 2026, the Company recognized HK$4,297,800 as option premium income. On March 27, 2026, the two put options were exercised and 20,000 BCH was settled.
Revenue Recognition
The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
Step 1: Identify the contract with the customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when the company satisfies a performance obligation.
The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.
The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.
The Company is engaged in the development and provision of financial trading solutions to customers via internet or platform as software as a service.
The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
The Company enters into contracts with customers that include promises to transfer various services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation.
The Company provides trading solution services to customers (including brokers and institutional clients) for their trading on forex, commodity and bullion, through the Company’s internally developed trading platform as software as a service. The Company’s internally developed software is used in providing financial trading solutions services to customers and the customers access and uses the software over the internet or via a dedicated line in which an end user of the software does not take possession of the software. The Company’s trading solution provides a variety of functions suitable for front-end transaction executions and back-office settlement operations. In a contract with a customer, it would normally require the Company to perform or delivery one or more of the following in return for a consideration. The contract normally includes one or more of the following services, subject to the request of the customers, and the transaction price of each service fee has stated stand-alone in the contract with reference to the Company’s price list. The Company identified each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms.
The Company’s principal revenue stream includes:
(a)    Initial set up, installation and customization services
The Company provides initial set up, installation and customization services of trading platform solution and financial value-added services for each customer as agreed upon in the contracts. Initial set up, installation and customization services are services to help the customer to configure the platform according to the needs of the customers. The Company provides specific customization as part of its development and provision of financial trading solutions. The Company’s customization services include development of customer-requested functions and features on the Company’s platform per customer specifications, i.e., the software specifications. Such services are undertaken specifically for the customer in question and do not necessarily benefit other customers.
As the initial set up, installation and customization services are not capable of being distinct and the promise to transfer the service is not distinct within the context of the contract, the Company concludes that the initial set up, installation and customization services to be accounted for as a single performance obligation. The entire transaction prices of initial set up, installation and customization services are allocated to a single performance obligation and the Company recognizes revenue based on its effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer. The Company uses the input method to represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned.
(b)    Subscriptions
The Company provides customers the right to access its internally developed trading platform for the use of the trading solutions services for a specified period of time.
The Company concludes that each monthly subscription fee (1) is not distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
clients is substantially similar for each month. Therefore, the Company concludes that the monthly subscription fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from subscriptions ratably when it satisfies its performance obligations throughout the contract terms.
(c)    Hosting, support and maintenance services
The Company provides hosting, technical support and maintenance services to customers for the use of the trading solutions services for a specific period. The Company concludes that each monthly hosting, support and maintenance service fee (1) is not distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly hosting, support and maintenance service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from hosting, support and maintenance services ratably when it satisfies its performance obligations throughout the contract terms.
(d)    Liquidity services
The Company provides liquidity services to customers for the use of the fully automatic hedging solutions and sending their clients’ orders directly to liquidity providers such as institutional brokers, market makers, exchanges and prime of prime brokers. The Company’s liquidity services enable its customers to access and match with the liquidity made available by liquidity providers through the Company’s trading solutions. The liquidity services are not distinct and are identified as one performance obligation. As stipulated in the contract, the Company will charge a liquidity service income based on the transaction volume of orders sent directly to the liquidity providers under the liquidity services provided by the Company, with a minimum monthly fee for certain customers. The Company will review the customers’ transaction volume of orders monthly and the revenue from providing liquidity services between customers and liquidity providers is recognized at a point in time.
(e)    White label services
The Company provides white label services to customers by allowing them to add additional labels or brands to the trading platform services. This provides customers the highest flexibility to operate their trading platform business based on their individual business development strategy or marketing needs at a lower operating cost. The Company concludes that each monthly white label service fee at fixed rate (1) is not distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly white label service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from white label services ratably when it satisfies its performance obligations throughout the contract terms.
(f)    Quotes/news/package subscription services
The Company provides subscription services to customers for professional strategy analysis, economic calendar, instant news, real-time quotes and data feed. The Company will subscribe for the information or data from the service providers and will convert the raw data into usable data that can be used in the trading platform of the Company. The Company concludes that each monthly subscription fee at a fixed rate (1) is not distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly subscription service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from subscription services ratably when it satisfies its performance obligations throughout the contract terms.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
The following table presents disaggregated information of revenues by business lines for the six months ended June 30, 2025 and 2026, respectively:

	For the six months ended June 30,
	2025	2026	2026
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Initial set up, installation and customization services	2,032,523	36,969	4,714
Subscriptions	6,772,897	5,676,247	723,826
Hosting, support and maintenance services	2,845,614	1,365,914	174,179
Liquidity services	667,873	473,141	60,334
White label services	1,560,822	2,388,700	304,603
Quotes/news/package subscription services	1,189,672	2,058,562	262,506
Total revenue	15,069,401	11,999,533	1,530,162
Revenue disaggregated by timing of revenue recognition for six months ended June 30, 2025 and 2026 is disclosed in the table below:

	For the six months ended June 30,
	2025	2026	2026
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Point in time	2,700,396	510,110	65,048
Over time	12,369,005	11,489,423	1,465,114
Total revenue	15,069,401	11,999,533	1,530,162
The Company also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. There was no loss contract for the six months ended June 30, 2025 and 2026. As of December 31, 2025 and June 30, 2026, the estimated amount of contract liabilities to be recognized in revenue beyond 12 months will be HK$nil and HK$nil, respectively.
Cost of Revenue
The Company’s cost of revenue is primarily comprised of the amortization of the internally developed software, staff costs and other direct costs associated with providing trading solution services, including data center and support costs related to delivering online services. These costs are expenses as incurred.
Contract Liabilities
The Company’s contract liabilities include payments received in advance of performance under trading solution service contracts which will be recognized as revenue as the Company executed the trading solution services with customers under the contract, as well as the deferred installation service fee received from trading solution services.
Contract Liabilities are recognized when the customers pay consideration before the Company recognizes the related revenue. Contract Liabilities would also be recognized if the Company has an unconditional right to receive consideration before the Company recognizes the related revenue.
Research and Development
Research and development expenses primarily consist of payroll and other personnel-related expenses of the Company’s software development team.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Income Taxes
The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.
The Company believes there were no uncertain tax positions as of December 31, 2025 and June 30, 2026, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Company’s tax filings. Accordingly, the profits tax returns filed for the tax years from 2019 to 2025 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions. The Company is not currently under examination by an income tax authority, nor has it been notified that an examination is contemplated.
Earnings (Loss) Per Share
The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average of Class A and Class B common stock outstanding during the period. Diluted net income (loss) per common share is determined by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of Class A and Class B common stock and potential shares of common stock outstanding during the period. The effect of potential common shares is included in diluted earnings per share when those shares are dilutive. These shares are only incorporated into the diluted share count if their inclusion is dilutive to the net income per share. The Company has two classes of common stock: Class A and Class B. Holders of Class A and Class B common stock generally share the same rights, including dividend rights, except for voting power. Each Class A share carries one vote, while each Class B share carries twenty votes. Class B shares are convertible into Class A shares at any time, at the holder’s option, on a one‑for‑one basis. The Company issued pre-funded warrants in November 2025 and the potential dilutive shares as of June 30, 2026 were 162,192.
Comprehensive Loss
Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.
Warrants
On November 21, 2025, the Company issued 1,480,000 pre-funded warrants to the investors. The pre-funded Warrants are exercisable from the date of issuance and may be exercised by means of a cashless exercise. Each Investor’s ability to exercise its Pre-Funded Warrant, as applicable, in exchange for Ordinary Shares is subject to certain beneficial ownership limitations set forth therein. Based on pre-funded warrant’s terms and applicable guidance in FASB Accounting Standards Codification ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging, the pre-funded warrants that meet all the criteria of (1) require physical settlement or net-share settlement or (2) provide an option of net-

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
cash settlement or settlement in its own shares (physical settlement or net-share settlement) are required to be recognized as a component of additional paid-in capital upon issuance. Remeasurement of subsequent change in fair value is not necessary as long as the pre-funded warrants continue to be classified as equity.
Commitments and Contingencies
In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.
If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.
Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.
Related Parties
Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.
Segment Reporting
In accordance with ASU 2023-07, Segment Reporting (ASC 280), an operating segment is identified as a component of an enterprise of which separate financial information and operating results are available and regularly reviewed by the Company’s chief operating decision maker (“CODM”) to assess performance and allocate resources. The Company has determined it operates as a single operating and reportable segment primarily focused on sale of financial trading solutions via internet or platform to customers. While the Company engages in corporate treasury activities involving digital assets and marketable securities to strengthen its liquidity, these do not constitute separate operating segments. The Company’s CODM is its Chief Executive Officer. The Company’s CODM reviews financial information presented on a consolidated basis. The CODM uses the consolidated income or loss from operations and net income (loss) to evaluate overall financial performance and make resource allocation decisions. The CODM also reviews the functional expenses such as selling and marketing expenses, research and development expenses and general and administrative expenses at the consolidated level to manage the Company’s operations. All the Company’s assets are located in Hong Kong and all of the Company’s revenues and expenses were derived in Hong Kong. The CODM does not use segment-specific asset or liability information in assessing the Company’s operation.
Significant Risks
Currency risk
The Company’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.
Concentration and credit risk
Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and restricted cash, accounts receivable, prepaid expenses and deposits. The maximum exposures of such assets to credit risk are their

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Hong Kong. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.
For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the management. The management considers the credit risk of prepayment to be relatively low, and there is no material impact over the initial adoption of CECL model because the advanced payments made to the service providers for the IT solution and insurance services and the vendors for certain prepaid services were mainly for the coming 12 months.
For the six months ended June 30, 2025 and 2026, all of the Company’s assets were located in Hong Kong and all of the Company’s revenues were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.
For the six months ended June 30, 2025, one customer accounted for approximately 11.2% of the Company’s total revenue.
For the six months ended June 30, 2026 , two customers accounted for approximately 16.5% and 12.3%, respectively, of the Company’s total revenue.
Four customers’ accounts receivable accounted for 29.9%, 28.9%, 10.3%, and 10.3%, respectively, of the total accounts receivable as of December 31, 2025.

Two customers’ accounts receivable accounted for 74.4% and 24.0%, respectively, of the total accounts receivable as of June 30, 2026.
For the six months ended June 30, 2025, no vendor accounted for over 10.0% of the Company’s total cost of revenue.
For the six months ended June 30, 2026, one vendor accounted for 78.4% of the Company’s total cost of revenue.
Interest rate risk
Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposits and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.
Recently Issued Accounting Standards Adopted by the Company
ASU 2023-08: Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting For And Disclosure Of Crypto Assets. The Company accounts for its digital assets as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company’s digital assets are initially recorded at cost. Subsequent to the Company’s adoption of ASU 2023-08 on January 1, 2025, digital assets are measured at fair value as of each reporting period.
In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740)”. ASU 2023-09 addresses investor requests for more disclosure about the tax risks in an entity’s global operations. This provides guidance for a disclosure of more detailed tax rate reconciliation and income tax paid in various jurisdictions. This ASU is effective for fiscal years beginning after December 15, 2024 for public business entities and December 15, 2025 for all other entities on a prospective basis. Retrospective application is also permitted. An SEC issuer that qualifies as an emerging growth company (EGC) may use the adoption dates available to non-PBEs in its financial statements included in

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
registration statements and periodic reports if the EGC has made that election for all new or revised accounting standards. The Company is qualified as an EGC and made an election for all new or revised accounting standards. Accordingly, this guidance will be effective on January 1, 2026 for the Company. The Company evaluated that the adoption of this guidance does not have a material impact on its unaudited condensed consolidated financial statements.
In July 2025, the FASB released Accounting Standards Updated No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which amends ASC 326-20 by simplifying the measurement of credit losses on current account receivable and current contract assets arising from transactions accounted for under ASC 606. The guidance provides a practical expedient for all entities and an accounting policy election for all private entities. The practical expedient allows entities to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when developing a reasonable and sustainable forecast for estimating expected credit losses on these assets. Entities other than public business entities that elect the practical expedient are permitted to make an accounting election to consider collection activity following the balance sheet date when measuring the estimated credit losses on those assets. This guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods on a prospective basis. Early adoption is permitted. The Company evaluated that the adoption of the practical expedient provided by this guidance has immaterial impact on its unaudited condensed consolidated financial statements.
Recently Issued Accounting Standards, Not Yet Adopted by the Company
The ASU 2025-01: Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) issued in January 2025 clarified the effective date of ASU 2024-03 published on November 4, 2024. ASU 2024-03 expanded the disclosure of financial statements under ASC220-40 and requires public business entities (“PBE”) to provide a disaggregated disclosure of certain expense captions into specified categories in disclosure within the footnote to the financial statements, while it does not change the expense captions on the face of the income statement. In the footnote to the financial statements, PBEs are required to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. This ASU will be effective for PBEs for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is allowed. The Company is currently evaluating the impact of the adoption of this guidance on its unaudited condensed consolidated financial statements.
In December 2025, the FASB issued Accounting Standards Update No. 2025-11, “Interim Reporting (Topic 270), Narrow-Scope Improvements”. While this guidance does not change the fundamental nature of interim reporting or amend the current interim disclosure requirements, intends to improve the navigability of the required interim disclosures and clarify when that guidance is applicable and provides additional guidance on what disclosures should be included in interim reporting periods. It also requires entities to disclose events since the end of the last annual reporting period that have a significant impact on the entity. Under ASU 2025-11, all public entities are required to adopt this guidance for interim periods within annual periods beginning after December 15, 2027. This guidance is effective for entities other than public business entities for interim periods within annual periods beginning after December 15, 2028. The guidance can be applied either prospectively or retrospectively to any or all period periods presented in the financial statements. Early adoption is permitted for all entities. The Company is in the process of evaluating the impact of adopting this new guidance on its unaudited condensed consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated balance sheets, statements of operations and comprehensive loss, statements of cash flows or disclosures.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
3. Accounts Receivable, net
Accounts receivable, net consisted of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable	1,169,775	105,149	13,409
Less: allowance for credit losses	(945,379)	(14,881)	(1,897)
Accounts receivable, net	224,396	90,268	11,512
The movement of allowance for credit losses was as follows:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Beginning balance	966,947	945,379	120,553
Write off	—	(928,500)	(118,401)
Addition	691	-	-
Recovery	(22,259)	(1,998)	(255)
Ending balance	945,379	14,881	1,897

4. Stable Coins
Stable coins balances as of December 31, 2025 and June 30, 2026 included the following:

	December 31, 2025		June 30, 2026
	(Audited)			(Unaudited)
	Units	HK$	Units	HK$	US$
Stable coins (USDC)	32,649,748	254,646,365	7,155,951	55,793,319	7,114,680
		254,646,365		55,793,319	7,114,680
The following table presents a summary of changes in our stable coins at for the six months ended June 30, 2026:

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Total
HK$
Balance at December 31, 2025 (Audited)	254,646,365
Purchases of stable coins	78,343,785
Release from stable coins - restricted	133,380,000
Transfer to stable coins - restricted	(201,836,700)
Disposals of stable coins	(210,131,314)
Change in fair value of stable coins	(1,423)
Investment income from stable coins	1,392,666
Others	(60)
Balance at June 30, 2026 (Unaudited)	55,793,319
Balance at June 30, 2026 (US$) (Unaudited)	7,114,680
5. Stable Coins – Restricted
Stable coins – restricted represents stable coins (USDC) reserved as a deposit for derivative contracts with a cryptocurrency counterparty. The restriction of the stable coins reserved will be released upon the expiration or execution of the derivative contracts. As of December 31, 2025 and June 30, 2026, the ending balance of stable coins – restricted was HK$ nil.
The following table presents a summary of changes in the stable coins - restricted at fair value:

Total
HK$
Stable coins - restricted, Balance at December 31, 2025 (Audited)	-
Transfer from stable coins	204,742,200
Release to stable coins	(133,380,000)
Exercise of a derivative contract	(75,660,000)
Option premium income	4,297,800
Stable coins - restricted, Balance at June 30, 2026 (Unaudited)	-
Stable coins - restricted, Balance at June 30, 2026 (US$) (Unaudited)	-
6. Digital Assets
Digital assets balances as of December 31, 2025 and June 30, 2026 included the following:

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

		December 31, 2025			June 30, 2026
		(Audited)			(Unaudited)
	Units	Cost Basis	Fair Value	Units	Cost Basis	Cost Basis	Fair Value	Fair Value
		HK$	HK$		HK$	US$	HK$	US$
Bitcoin	340	244,183,314	232,751,003	342	244,982,361	31,239,781	156,309,436	19,932,343
Bitcoin Cash	391,702	1,703,106,631	1,821,134,280	676,049	2,966,563,224	378,291,663	1,053,141,113	134,294,965
Binance Coin	569	3,921,556	3,833,787	569	3,922,215	500,155	2,424,758	309,202
Tether	173,209,209	1,351,031,831	1,351,010,850	30,015,258	234,119,012	29,854,503	234,118,860	29,854,483
Digital asset holdings that are not individually significant	550	31,577	31,286	817	31,788	4,054	17,486	2,230
		3,302,274,909	3,408,761,206		3,449,618,600	439,890,156	1,446,011,653	184,393,223
The Company started engaging in digital assets investment in November 2025 and did not hold any investments in digital assets prior to November 2025.
The Company determines the fair value of its digital assets in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on the Coinbase, Binance, Kraken and Galaxy, the active exchanges that the Company has determined are its principal markets for its digital assets (Level 1 inputs). Changes in fair value are recognized as incurred in "Change in fair value of digital assets”, within investment gain or loss in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss.
The following table presents a summary of changes in our digital assets at fair value:

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

	Bitcoin	Bitcoin Cash	Binance Coin	Tether	Digital asset holdings that are not individually significant	Total
	HK$	HK$	HK$	HK$	HK$	HK$
Digital assets, Balance at December 31, 2025 (Audited)	232,751,003	1,821,134,280	3,833,787	1,351,010,850	31,286	3,408,761,206
Purchases of digital assets	-	-	-	258,239,167	234,000,780	492,239,947
Exercise of derivative contracts	-	72,117,402	-	-	-	72,117,402
Release from digital assets - restricted	-	125,556,941	-	-	-	125,556,941
Exchange of digital assets	-	1,065,535,300	-	(1,065,535,300)	-	-
Disposal of digital assets	-	-	-	(312,343,785)	(234,215,167)	(546,558,952)
Gain on disposals of digital assets	-	-	-	480	214,387	214,867
Change in fair value of digital assets	(77,240,615)	(2,031,449,760)	(1,409,688)	20,830	(14,012)	(2,110,093,245)
Investment income from digital assets	799,078	269,186	659	2,726,700	284	3,795,907
Digital asset transaction fees and others	(30)	(22,236)	-	(82)	(72)	(22,420)
Digital assets, Balance at June 30, 2026 (Unaudited)	156,309,436	1,053,141,113	2,424,758	234,118,860	17,486	1,446,011,653
Digital assets, Balance at June 30, 2026 (US$) (Unaudited)	19,932,343	134,294,965	309,202	29,854,483	2,230	184,393,223
Investment income from digital assets included interest income from digital assets.
7. Digital Assets – Restricted
Digital assets balance as of December 31, 2025 and June 30, 2026 included the following:

		December 31, 2025			June 30, 2026
		(Audited)			(Unaudited)
	Units	Cost Basis	Fair Value	Units	Cost Basis	Cost Basis	Fair Value	Fair Value
		HK$	HK$		HK$	US$	HK$	US$
Bitcoin Cash	30,000	125,556,941	140,283,000	-	-	-	-	-
		125,556,941	140,283,000		-	-	-	-
As of December 31, 2025, the Company reserved digital assets (bitcoin cash) in an amount of HK$140,283,000 as a deposit for derivative contracts with a cryptocurrency counterparty. On January 30, 2026, the derivative contracts were expired and the digital assets reserved were released. Change in fair value of the restricted digital assets before the expiration was included in the change in fair value of the digital assets on the unaudited condensed consolidated statements of operations and comprehensive loss.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

The following table presents a summary of changes in our digital assets - restricted at fair value:

	Bitcoin Cash	Total
	HK$	HK$
Digital assets - restricted, Balance at December 31, 2025 (Audited)	140,283,000	140,283,000
Change in fair value of digital assets – restricted	(14,726,059)	(14,726,059)
Release to digital assets	(125,556,941)	(125,556,941)
Digital assets - restricted, Balance at June 30, 2026 (Unaudited)	-	-
Digital assets - restricted, Balance at June 30, 2026 (US$) (Unaudited)	-	-
8. Marketable Securities
Marketable securities balance as of December 31, 2025 and June 30, 2026 included the following:

	Type of fund	Nature	HK$	US$
Balance at December 31, 2025 (Audited)			-	-
Purchase	CHINAAMC Select USD Money Market Fund	Short-term deposits and money market instruments	156,743,765	19,987,728
Change in fair value			1,616,700	206,159
Balance at June 30, 2026 (Unaudited)			158,360,465	20,193,887
9. Contract Liabilities
Contract liabilities consisted of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Billings in advance of performance obligation under contracts, current	8,761,074	1,573,049	200,593
Billings in advance of performance obligation under contracts, non-current	-	-	-
The Company’s contract liabilities include payments received in advance of performance under trading solution service contracts, which will be recognized as revenue as the Company executed the trading solution services with customers under the contract, as well as the deferred installation and customization service fee received from trading solution services.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
9. Contract Liabilities (Continued)
The movement in contract liabilities was as follows:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Beginning balance	8,774,162	8,761,074	1,117,199
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(13,501,218)	(8,436,925)	(1,075,864)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	13,488,130	1,248,900	159,258
Ending balance	8,761,074	1,573,049	200,593
Less: Amount expected to be recognized as revenue beyond 12 months	-	-	-
Amount expected to be recognized as revenue in 12 months	8,761,074	1,573,049	200,593

10. Prepaid Expenses and Deposits
Prepaid expenses and deposits consisted of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Rental and utility deposits	449,172	3,867	493
Outsourcing service deposits	222,900	-	-
Prepaid data service and storage	59,973	7,685	980
Prepaid insurance	540,694	81,475	10,390
Prepaid legal and professional fees	1,592,888	651,660	83,098
Prepaid marketing	2,453,518	-	-
Prepaid repair and maintenance	40,222	9,431	1,203
Prepaid rents	28,412	5,639	719
Prepaid outsourcing fee	886,419	-	-
Other receivables	366,483	6,261	798
Prepaid others	34,572	36,074	4,599
Total prepaid expenses, deposits and other current assets	6,675,253	802,092	102,280
Less: amount classified as prepaid expenses and deposits, non-current	(233,588)	(237,111)	(30,236)
Prepaid expenses, deposits and other current assets	6,441,665	564,981	72,044
Prepaid expenses and deposits, non-current comprised of the following:

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
10. Prepaid Expenses and Deposits, net (Continued)

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Prepaid data service	6,168	4,675	596
Prepaid legal and professional fees	227,420	232,436	29,640
Prepaid expenses, non-current	233,588	237,111	30,236
11. Property and Equipment, net
Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Computer equipment	2,638,812	2,740,189	349,425
Furniture and fixture	598,917	637,217	81,257
Office equipment	96,992	96,992	12,368
Less: accumulated depreciation	(3,047,996)	(3,213,502)	(409,781)
Net book value	286,725	260,896	33,269
Depreciation expense of property and equipment totaled HK$129,135 and HK$165,506 (US$21,105) for the six months ended June 30, 2025 and 2026, respectively.

12. Intangible Assets, net
Intangible assets, stated at cost less accumulated amortization, consisted of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Software	227,080	227,080	28,957
Domain Name	62,086	62,860	8,016
Internally developed software	72,911,336	72,911,336	9,297,543
Less: accumulated amortization	(58,904,560)	(58,915,632)	(7,512,832)
Less: impairment loss	(14,242,561)	(14,242,561)	(1,816,190)
Intangible assets, net	53,381	43,083	5,494
Amortization expense of intangible assets totaled HK$3,055,900 and HK$11,654 (US$1,486) for the six months ended June 30, 2025 and 2026, respectively. No impairment charge was recognized for any of the periods presented.
Amortization expense expected for the next five years is as follows:

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
12. Intangible Assets, net (Continued)

Year ending December 31,	HK$	US$
2026 (remaining)	10,964	1,398
2027	21,929	2,796
2028	10,190	1,300
2029	-	-
2030	-	-
Total	43,083	5,494
13. Leases
The Company leases office under non-cancelable operating lease agreement. Pursuant to the new lease standard ASC 842-10-55, this lease is treated as operating leases. The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. Management determined the incremental borrowing rate was 4.88% and 5.00% for the lease that began in 2024 and 2025, respectively. This lease is on a fixed payment basis. None of the leases include contingent rentals.

Description of lease	Lease term
Office at Wanchai, Hong Kong	2 years from January 31, 2024 to January 30, 2026
Office at Central, Hong Kong	2 years from September 5, 2025 to September 4, 2027
(a) Amounts recognized in the consolidated balance sheet:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Right-of-use assets	4,363,374	3,013,411	384,266

Operating lease liabilities - current	123,249	-	-
Operating lease liabilities - related party, current	2,484,415	2,547,176	324,812
Operating lease liabilities - non-current	-	-	-
Operating lease liabilities - related party, non-current	1,755,710	466,235	59,454

Weighted average remaining lease term (in years)	1.63	1.18
Weighted average discount rate (%)	5.00	5.00
(b) A summary of lease cost recognized in the Company’s unaudited condensed consolidated statements of operations and supplemental cash flow information related to operating leases for the six months ended June 30, 2025 and 2026 is as follows:

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
13. Leases (Continued)

	June 30, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Amortization charge of right-of-use assets	742,500	1,226,713	156,429
Operating lease expense	795,795	1,347,656	171,851
Cash paid for operating leases	742,500	1,320,000	168,324
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities	-	-	-
(c) The following table shows the remaining contractual maturities of the Company’s operating lease liabilities as of June 30, 2026:

	HK$	US$
2026 (remaining)	1,320,000	168,324
2027	1,789,333	228,173
Total future lease payments	3,109,333	396,497
Less: imputed interest	(95,922)	(12,231)
Present value of operating lease liabilities	3,013,411	384,266
14. Accrued Expenses and Other Payables
Components of accrued expenses and other current liabilities are as follows:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Accrued bonus	828,678	-	-
Accrued commission	222,126	112,696	14,371
Accrued employee benefits	-	12,000	1,530
Accrued legal and professional fee	3,768,987	2,462,243	313,982
Accrued network and data services	71,839	56,218	7,169
Accrued others	105,709	241,693	30,820
Total accrued expenses and other payables	4,997,339	2,884,850	367,872
15. Bank Borrowings
Components of bank borrowings are as follows as of:

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
15. Bank Borrowings (Continued)

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Standard Chartered Bank (Hong Kong) Limited – Loan 1 (1)	648,371	-	-
Standard Chartered Bank (Hong Kong) Limited – Loan 2 (2)	686,285	314,090	40,052
Standard Chartered Bank (Hong Kong) Limited – Loan 3 (3)	110,327	-	-
Total	1,444,983	314,090	40,052

Less: current portion of long-term bank borrowings	(1,444,983)	(314,090)	(40,052)
Non-current portion of long-term bank borrowings	-	-	-
(1)On December 22, 2020, m-FINANCE borrowed HK$5,000,000 as working capital for 60 months from December 22, 2020 to June 20, 2026 at an annual interest rate of 2.75% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan is secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam. In June 2026, m-FINANCE paid off the entire outstanding bank loan.
(2)On November 2, 2021, mFTT borrowed HK$2,847,150 as working capital for 5 years from November 2, 2021 to November 2, 2026 at an annual interest rate of 2.75% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan is secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam.
(3)On May 31, 2021, m-FINANCE borrowed HK$1,000,000 as working capital for 5 years from May 31, 2021 to May 31, 2026 at an annual interest rate of 2.75% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan is secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam, who are the directors of the Company. In June 2026, m-FINANCE paid off the entire outstanding bank loan.
Interest expenses pertaining to the above bank borrowings for the six months ended June 30, 2025 and 2026 amounted to HK$91,002 and HK$13,280 (US$1,693), respectively. The weighted average annual interest rate for the six months ended June 30, 2025 and 2026 was 3.60% and 2.75%, respectively.
Maturities of the bank borrowings were as follows:

	HK$	US$
Year ending December 31,
2026 (remaining)	316,253	40,328
2027	-	-
Total bank borrowings repayments	316,253	40,328
Less: imputed interest	(2,163)	(276)
Total	314,090	40,052
16. Income Taxes
British Virgin Islands
Under the current and applicable laws of BVI, the Company is not subject to tax on income or capital gains.
Hong Kong
In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
16. Income Taxes (Continued)
onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.
The components of the income tax provision were as follows:

	For the six months ended June 30,
	2025	2026	2026
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Current tax:
Hong Kong	-	15,628	1,993
Total current tax	-	15,628	1,993

Deferred tax:
Hong Kong	(211,956)	(6,336)	(808)
Total deferred tax	(211,956)	(6,336)	(808)
Income tax (benefit) expense	(211,956)	9,292	1,185
The reconciliation of statutory income tax rate to our effective income tax rate was as follows:

	For the six months ended June 30,
	2025	2026	2026
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Loss before income taxes	(13,907,320)	(2,128,960,827)	(271,481,870)
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	(2,294,708)	(351,278,537)	(44,794,509)
Reconciling items:
Tax effect of income that is not taxable	(2,133)	(132,200)	(16,858)
Tax effect of expenses that are not deductible	33,375	56,172	7,163
The effect of tax rates in different tax jurisdictions	1,611,660	350,556,431	44,702,428
Research and development credit (1)	(605,417)	-	-
Change in valuation allowance	1,045,140	808,056	103,042
Tax credits	(168)	(3,000)	(383)
Others	295	2,370	302
Income tax (benefit) expense	(211,956)	9,292	1,185
An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2025 and 2026.
(1)Research and development credit was arising from the tax authority of Hong Kong provided enhanced tax deduction for expenditure incurred by enterprises on a qualifying research and development activity and enterprises will be able to enjoy additional tax deduction for expenditure incurred on domestic research and development.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
16. Income Taxes (Continued)
Research and development expenditures eligible for deduction are classified into “Type A expenditures” which are qualified for 100 per cent deduction, and “Type B expenditures” which are qualified for the enhanced tax deduction. Type B expenditures have a two-tiered deduction regime. The deduction is 300% for the first HK$2 million of the aggregate amounts of payments made to designated local research institutions for qualifying research and development activities and expenditures incurred by enterprises from carrying out in-house qualifying research and development activities. The remaining amount is qualified for 200% deduction. There is no cap on the amount of enhanced tax deduction and the deduction is applicable to all enterprises. Enterprises can claim the enhanced tax deduction in relation to the qualifying research and development expenditures on or after April 1, 2018. Since the Company’s expenditures on research and development were incurred from carrying out in-house qualifying research and development activities, its expenditures on research and development were eligible for deduction as Type B expenditures.

17. Related Party Balance and Transactions
a. Personal guarantees from related parties for bank loans
Tai Wai (Stephen) Lam and Chi Weng Tam, the directors of the Company, have jointly or severally provided personal guarantees for several bank loans of the Company. For details, please refer to Note 15.
b. Operating lease liability – related party
The Company entered into a lease arrangement as a lessee for its new office facility in Hong Kong with a related party. The Company accounts for the lease under ASC 842. The lease was classified as an operating lease and the respective lease liability was recorded under operating lease liabilities – related party, current and operating lease liabilities – related party, non-current (see Note 13).

		December 31, 2025	June 30, 2026	June 30, 2026
	Note	HK$	HK$	US$
		(Audited)	(Unaudited)	(Unaudited)
Trend Up Investment (HK) Limited	(1)	4,240,125	3,013,411	384,266
Total		4,240,125	3,013,411	384,266
Less: operating lease liabilities - related party, current		(2,484,415)	(2,547,176)	(324,812)
Operating lease liabilities- related party, non-current		1,755,710	466,235	59,454
(1) Trend Up Investment (HK) Limited is wholly owned by Mr. Dawei Yuan, the Chief Executive Officer and Executive Director of the Company since November 25,2025. Mr. Yuan is also a sole director of Trend Up Investment (HK) Limited.
c. Related Party Transactions
For the six months ended June 30, 2025 and 2026, the related party transactions were as follows:

		June 30, 2025	June 30, 2026	June 30, 2026
	Note	HK$	HK$	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Office lease paid to Trend Up Investment (HK) Limited	(1)	-	1,320,000	168,324
(1) CAT entered into a two-year operating lease agreement for the occupancy of an office space with Trend Up Investment (HK) Limited that is wholly owned by the Chief Executive Officer and Executive Director of the Company.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
18. Shareholders’ Equity
Share Consolidation
On May 30, 2025, the board of directors and shareholders of the Company approved a share consolidation at a ratio of eight-to-one (8 to 1) (the "Share Consolidation"). As a result of the Share Consolidation, each of the 4,204,775 Class A ordinary shares and 9,046,892 Class B ordinary shares were automatically consolidated into 525,623 Class A ordinary shares of no par value, each with one vote per share (the “Class A Ordinary Shares”), and 1,130,862 Class B ordinary shares of no par value, each with twenty votes per share (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the "Ordinary Shares"), respectively, without any action on the part of the shareholders. The number of shares is presented on a retroactive basis to reflect the consolidation.
Beginning with the opening of trading on July 10, 2025, the Class A Ordinary Shares commenced trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “MFI,” but under a new CUSIP number of G6065C121. No fractional shares were issued in connection with the Share Consolidation. Instead, record holders who otherwise were entitled to receive fractional shares because they held a number of shares not evenly divisible by the Share Consolidation ratio automatically received an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who held shares through a brokerage firm, the Company rounded up fractional shares at the participant level. Cash was not paid for fractional shares.
The Company is authorized to issue an unlimited number of Ordinary Shares, no par value per share. All of the Company’s issued and outstanding Ordinary Shares are fully paid and non-assessable. The Company’s Ordinary Shares are issued in registered form. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s Ordinary Shares. In addition, there are no provisions in the Company’s Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights as set forth in the Company’s Memorandum and Articles of Association in effect as of the date hereof. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to twenty votes per Class B Ordinary Share. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.
2025 Incentive Plan
On November 4, 2025, the Company’s board of directors approved the 2025 Share Incentive Plan (the “2025 Incentive Plan”), which became effective upon adoption and may persist for up to ten years, or until November 3, 2035.
Under the 2025 Incentive Plan, the maximum aggregate number of ordinary shares available for issuance (the “Share Limit”) shall initially be an aggregate of 184,046 ordinary shares, representing ten percent (10%) of the total ordinary shares of the Company outstanding as of the date hereof. Pursuant to the 2025 Incentive Plan, the Share Limit will be automatically increased in connection with any subsequent capital raising transaction (including of convertible or exchangeable securities, in addition to equity securities) such that the Share Limit will always represent ten percent (10%) of the total number of issued and outstanding Shares of the Company on an as-converted basis. Under the terms of the 2025 Incentive Plan, the Committee (as defined in the 2025 Equity Incentive Plan) has authority to issue share options, restricted shares or restricted share units, up to the Share Limit, and may set the exercise price of a share option at such amount as it considers appropriate, which may or may not be a fixed or variable price or related to the Fair Market Value of the Shares. Grants of share options at nominal exercise prices or grants of restricted shares or restricted share units could have a dilutive impact on existing holders of the Company’s securities. The Company’s compensation committee also has broad discretion pursuant to the 2025 Equity Incentive Plan to further delegate the duties of the Committee.
PIPE Financing
On November 21, 2025, the Company entered into certain securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional and individual investors (the “Investors”) pursuant to which the Company agreed to sell and issue to the Investors in a private placement offering (the “PIPE transaction”) an aggregate of $500 million of the

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
18. Shareholders’ Equity (Continued)
Company’s class A ordinary shares (the “Ordinary Shares”), no par value (the “Shares”), and pre-funded warrants (the “Pre-Funded Warrants”). The offering price per Share was $10.00. The offering price per underlying share of the Pre-Funded Warrants was$9.99999, and the exercise price was $0.00001 per underlying share.
On November 21, 2025, the Company issued1,480,000 PIPE Pre-Funded Warrants upon the receipt of HK$115,440,000 (US$14,800,000), which consists of HK$76,440,000 (US$9,800,000) in cash and HK$39,000,000 (US$5,000,000) in stable coins, from its investors. The Pre-funded Warrants are exercisable within one year from the date of issuance. Each Investor’s ability to exercise its Pre-Funded Warrant, as applicable, in exchange for Ordinary Shares is subject to certain beneficial ownership limitations set forth in the respective Form of Pre-Fund Warrant entered between the Company and the investors.
On December 1, 2025, the Company issued 48,520,000 shares of Class A common stock upon the receipt of the gross proceeds of HK$3,784,560,000 (US$485,200,000), which is comprised of HK$146,679,000 (US$18,805,000) in cash , before deduction of offering costs, and HK$3,637,881,000 (US$466,395,000) in stable coins, from its investors.
The Company intends to use the net proceeds primarily to fund the acquisition of bitcoin cash and the establishment of the Company’s digital asset treasury operations, as well as for working capital, general corporate and other purposes.
The following table summarizes the PIPE pre-funded warrant activity for the period ended June 30, 2026:

	PIPE Pre-funded Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
PIPE pre-funded warrants outstanding at December 31, 2025 (Audited)	1,480,000	$0.00001	0.89
Granted	-	$-	-
Exercised	-	$-	-
Expired or cancelled	-	$-	-
PIPE pre-funded warrants outstanding at June 30, 2026 (Unaudited)	1,480,000	$0.00001	0.39
PIPE pre-funded warrants exercisable at June 30, 2026 (Unaudited)	1,480,000	$0.00001	0.39
PIPE pre-funded warrants:
During the period from January 1, 2026 to the date of this semi-annual report issued, none of the PIPE Pre-Funded Warrants were exercised for shares of Class A common stock. As of the date of this report was issued,1,480,000 PIPE Pre-Funded Warrants remain outstanding.
19. Investment Income
Investment income consists of the following:

	For the six months ended
	2025	2026	2026
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Investment gain (losses), net
Option premium income	-	8,139,300	1,037,911
Realized gain on disposal of digital assets	-	214,867	27,400
Investment income from stable coins and digital assets	-	5,188,573	661,639
Change in fair value of derivative liabilities	-	2,158,422	275,239
Change in fair value of stable coins, digital assets and digital assets – restricted	-	(2,124,820,727)	(270,953,931)
Change in fair value of marketable securities	-	1,616,700	206,159
Others	-	(92,802)	(11,834)
Total investment gain (losses), net	-	(2,107,595,667)	(268,757,417)
During the six months ended June 30, 2026, the Company received option premium income of HK$8,139,300. Out of this amount, HK$4,297,800 was received in the form of stable coins and HK$3,841,500 was received in the form of cash during the fiscal year ended December 31, 2025 but was recognized as option premium income when the derivative contract expired on January 30, 2026. See Note 5 for additional information.
20. Commitments and Contingencies
Commitments
As of June 30, 2026, the Company did not have any significant capital and other non-cancelable commitments.
Contingencies
In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made.
21. Subsequent Events
Digital assets:
During the period from July 1, 2026 through August 31, 2026, the Company’s subsidiary, BBI, generated a total of 1,183 BCH from its BCH mining activities, resulting in recognized revenue of approximately HK$2.1 million (US$0.3 million), at an average price of approximately HK$1,796 (US$290) per BCH. No other digital assets were acquired during the same period.
As of August 31, 2026, the fair value of the digital assets acquired before the period ended June 30, 2026 was HK$1,749,401,655 (US$223,081,058) due to the price fluctuation of the digital assets. The Company recorded such unrealized gain in the change in fair value of digital assets on the consolidated statements of operations in the subsequent period.
New business:
In July 2026, the Company formed two subsidiaries in Bermuda, MFI Holdings Limited and MFI (Bermuda) Limited, for the purpose of setting up a business of direct underwriting and issuance of life insurance policies denominated in digital assets.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Lease:
On August 1, 2026, the lessor of CAT modified the operating lease agreement for the occupancy of an office space by increasing the monthly lease payment from HK$220,000 to HK$350,000 and extending the lease term from September 4, 2027 to March 31, 2028. The size of the office space remains unchanged. The modification was effective on August 1, 2026. The Company estimated that its right-of-use assets and operating lease liabilities – related party would each increase by approximately HK$3.7 million as a result of the lease modification.
The Company evaluated all events and transactions that occurred after June 30, 2026 up through the date the Company issued the unaudited condensed consolidated financial statements. Other than the events disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.